Filed by IBERIABANK Corporation Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: American Horizons Bancorp, Inc.

Commission File No: 000-25756

IBERIABANK Corporation

Acquisition of

American Horizons Bancorp, Inc.

September 29, 2004

Forward Looking Statements

Safe Harbor and 425 Language

Statements contained in this presentation which are not historical facts and which pertain to future operating results of IBERIABANK Corporation and its subsidiaries constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the Company’s periodic filings with the SEC.

In connection with the proposed merger, IBERIABANK Corporation will file a Registration Statement on Form S-4 that will contain a proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents containing information about IBERIABANK Corporation and American Horizons, without charge, at the SEC’s web site at HTTP://www.sec.gov. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to: Investor Relations-12th Floor, IBERIABANK Corporation, 200 West Congress Street, Lafayette, LA, 70501, Phone: (337) 521-4788, Fax: (337) 521-4546.

This communication is not an offer to purchase shares of American Horizons common stock, nor is it an offer to sell shares of IBERIABANK Corporation common stock which may be issued in any proposed merger with American Horizons. Any issuance of IBERIABANK Corporation common stock in any proposed merger with American Horizons would have to be registered under the Securities Act of 1933, as amended, and such IBERIABANK Corporation common stock would be offered only by means of a prospectus complying with the Act.

Presentation Outline

Northeast Louisiana Market

American Horizons Background

Merger Proposal

Northeast Louisiana Market

Current IBKC Markets

BOSSIER

CADDO

ACADIA

LAFAYETTE

ST MARTIN

VERMILION

IBERIA

#1 Market Share (20%)

ALEXANDRIA

MANDEVILLE

HOUMA

LINCOLN

OUACHITA

#5 Market Share (9%)

EAST BATON ROUGE

#12 Market Share (1%)

ORLEANS

JEFFERSON

#8 Market Share (2%)

Northeast LA Market

North Louisiana

Monroe (Population 146,000)

Chase Mortgage, CenturyTel, State Farm, Government

State Farm Exiting Monroe

Impact Probably In 2005-06; Working On Replacement

American Horizons/IBKC Have Almost No Exposure

Shreveport (Population 392,000)

GM Plant, Barksdale AFB, Gaming Establishments, Hospitals – Generally Speaking, Economy Is Well

Northeast LA Market

Market Share – Monroe MSA

Rank Holding Company Name Headquartered #Offices 2003 Deposits Market Share 2002 Deposits Market Share 2002-03 Growth Ownership Type Inst Type

1 JPMorgan Chase (Bank One) New York, NY 13 $481,789 22.7% $489,837 25.0% -1.6% Stock Bank

2 Regions Financial Corporation Birmingham, AL 4 203,658 9.6% 189,926 9.7% 7.2% Stock Bank

3 Hibernia Corporation New Orleans, LA 4 202,325 9.5% 205,359 10.5% -1.5% Stock Bank

4 Progressive Bancorp Monroe, LA 6 161,129 7.6% 120,131 6.1% 34.1% Private Bank

5 IBERIABANK Corporation Lafayette, LA 8 159,418 7.5% 143,319 7.3% 11.2% Stock Bank

6 American Horizons Bancorp, Inc. Monroe, LA 5 141,211 6.7% 98,852 5.0% 42.9% Private Bank

7 Ouachita Bancshares Corp. (OIB) Monroe, LA 5 132,418 6.2% 118,788 6.1% 11.5% Private Bank

8 AmSouth Bancorporation Birmingham, AL 5 106,502 5.0% 100,039 5.1% 6.5% Stock Bank

9 BancorpSouth, Inc. Tupelo, MS 4 91,709 4.3% 93,513 4.8% -1.9% Stock Bank

10 BSJ Bancshares (Cross Keys Bank) St. Joseph, LA 3 75,093 3.5% 72,952 3.7% 2.9% Private Bank

11 CTB Financial Corp (Community Trust) Ruston, LA 4 60,593 2.9% 48,976 2.5% 23.7% Private Bank

12 Ouachita Valley Federal Credit Union West Monroe, LA 1 58,076 2.7% 52,661 2.7% 10.3% Private Credit Union

13 Homeland Federal Savings Bank Columbia, LA 1 55,946 2.6% 53,412 2.7% 4.7% Private Thrift

14 Caldwell Holding Company Columbia, LA 1 55,312 2.6% 53,445 2.7% 3.5% Private Bank

15 Forest Kraft Federal Credit Union West Monroe, LA 1 45,005 2.1% 41,886 2.1% 7.4% Private Credit Union

16 Monroe Telco Federal Credit Union Monroe, LA 1 29,697 1.4% 27,690 1.4% 7.2% Private Credit Union

17 Citizens Progressive Bank Columbia, LA 2 25,025 1.2% 23,145 1.2% 8.1% Private Bank

18 Richland State Bancorp, Inc. Rayville, LA 1 12,493 0.6% 5,111 0.3% 144.4% Private Bank

19 Federal Employees Credit Union Monroe, LA 1 9,417 0.4% 8,541 0.4% 10.3% Private Credit Union

20 District 05 Dotd Federal Credit Union Monroe, LA 1 6,882 0.3% 5,704 0.3% 20.7% Private Credit Union

21 West Monroe City Employees Fed CU West Monroe, LA 1 3,366 0.2% 3,307 0.2% 1.8% Private Credit Union

22 Louisiana Machinery Employees Fed CU Monroe, LA 1 3,333 0.2% 2,341 0.1% 42.4% Private Credit Union

23 Monroe Credit Union Monroe, LA 1 3,200 0.2% 3,165 0.2% 1.1% Private Credit Union

24 Citizens National Bancshares of Bossier Bossier City, LA 1 939 0.0% 104 0.0% 802.9% Private Bank

Total Monroe MSA Market 75 $2,124,536 100.0% $1,962,204 100.0%

2 Pro Forma Combined IBKC/American Horizons 13/7 300,629 14.2% 242,171 12.3% 24.1% Stock Bank

Source: FDIC Data at June 30, 2003 for Monroe MSA including credit unions

Move To Number 2 Position In Monroe MSA

Probably The Best Distribution System In The Area

Combined Basis—13 Offices In MSA And 18 In Northeast Louisiana

Northeast LA Market

Market Opportunities

Louisiana Market (MSA Definition) Deposits ($ billion) IBKC Mkt. Share (%) # Large Banks** % Large Bank Deposits**

Baton Rouge $7.9 bill 0.9% 7 88.4%

Shreveport-Bossier 3.9 0.0% 5 81.3

New Orleans 18.3 1.4% 7 73.6

Houma-Thibodaux 2.3 - 5 71.5

St. Tammany 2.2 - 7 68.3

Alexandria 1.4 - 4 64.5

Monroe 1.8 14.8%* 5 61.0

Lake Charles 1.8 - 3 60.7

Lafayette 4.6 15.0% 5 30.7

* IBKC figures for Monroe include American Horizons Bank.

** “Large banks” are defined as FDIC-insured banks with headquarters outside of Louisiana and/or deposits in excess of $5 billion. Source: Deposits on June 30, 2003, adjusted for announced acquisitions; FDIC.

Source: FDIC Data; IBKC Analysis

Northeast LA Market

Monroe Area Locations

IBERIABANK

American Horizons

American Horizons Background

Company Background

Board Of Directors & Management

Director Origin City Occupation

1. L. Michael Ashbrook Horizons Monroe Attorney/Nursing Homes/Real Estate/Banking

2. W. Elton Kennedy American Mer Rouge AH Chairman; Farm and Land Management/Investments/Banking

3. Randy L. Ewing American Quitman Ewing Timber; Former President of La. Senate; Candidate for Governor

4. Tex R. Kilpatrick Horizons Monroe Kilpatrick Funeral Homes/Central American Life Insurance/Real Estate

5. Don M. McGehee American Ruston CPA

6. Joe E. Mitcham, Jr. American Ruston Mitcham Orchards—Peach Farm

7. Danny R. Graham Horizons Ruston Lincoln Builders—Industrial/Commercial Construction

8. Dr. Virgil Orr American Ruston Retired Dean of Academic Affairs La. Tech; Retired State Representative

9. Michael F. Zambie, MD Horizons Monroe MD—The Allergy and Asthma Clinic of Monroe

10. W. Bruce Hanks Horizons Monroe Athletic Director for ULM; Former Executive Officer With CenturyTel

11. Dan B. Taylor Horizons Monroe Real Estate Investments

12. J. Scott Cummings Horizons Monroe Scott Companies—Construction/Agriculture/Forestry/Equipment Sales

13. William D. “Billy” Haddad Horizons Monroe Haddad’s, Inc.—Men’s Clothing Store

14. John M. Adams Horizons West Monroe Entergy—Customer Service Manager for North Louisiana

Total Directors

William E. Pratt American Bastrop Bank CEO

Van E. Pardue Horizons Monroe Bank President

Roger Smith American Monroe EVP and CFO

Total Management

Total Insiders

Company Background

History

Holding Company Is American Horizons Bancorp, Inc. And Single Subsidiary Is American Horizons Bank

Merger of Equals Between American Bank (Ruston) and Horizons Bank (Monroe) In 2002

8 Offices— Monroe (3) and West Monroe (2) in Ouachita Parish, Ruston(1) in Lincoln Parish, And Bastrop(2) in Morehouse Parish

115 FTEs – Branches Operate 7AM To 7PM

$6MM Trust Preferred At 3-Month LIBOR + 315

Benefit From Rising Interest Rates (RSA/RSL = 1.41x)

Management And Board Control About 52% Of Stock

Company Background

Financials – Balance Sheet

American Horizons Bancorp, Inc.

(Dollars in Thousands) Periods Ending

3/31/03 6/30/03 9/30/03 12/31/03 3/31/04 6/30/04

ASSETS

Cash & Bal Due $7,832 $8,048 $8,198 $9,824 $6,514 8,715

Fed Funds Sold & Repos 3,086 2,491 1,500 8,904 20,005 22,230

Total Securities 15,143 13,823 11,825 12,738 14,085 12,204

Total Loans & Leases 197,274 208,305 218,225 211,401 213,256 210,078

Total Reserves (1,828) (2,030) (2,047) (2,071) (2,057) (2,061)

Net Loans & Leases 195,446 206,275 216,178 209,330 211,199 208,017

Premises & Fixed Assets 7,801 8,610 9,168 9,035 8,970 7,997

OREO - - - - - 101

Goodwill & Other Intangibles 1,280 1,280 1,280 1,280 1,280 1,280

Other Assets 5,330 6,112 4,817 4,324 4,584 4,600

Total Assets $235,918 $246,639 $252,966 $255,435 $266,637 $265,336

LIABILITIES

Deposits $195,325 $194,885 $195,586 $196,144 $197,282 195,259

Total Other Borrowings 13,274 23,107 29,789 31,416 41,002 40,584

Other Liabilities 2,405 3,215 1,396 1,201 7,126 7,472

Total Liabilities 211,004 221,207 226,771 228,761 245,410 243,315

Trust Preferred & Minority Int 6,000 6,000 6,000 6,000 - -

EQUITY

Common Stock & Surplus 19,387 19,387 19,591 19,591 19,591 19,591

Retained Earnings (515) 69 589 1,130 1,634 2,641

Other Comprehensive Income 119 53 92 30 79 (134)

Other Capital Items (77) (77) (77) (77) (77) (77)

Total Equity Capital 18,914 19,432 20,195 20,674 21,227 22,021

Total Liabilities & Equity $235,918 $246,639 $252,966 $255,435 $266,637 $265,336

Company Background

Financials – Income Statement

American Horizons Bancorp, Inc.

(Dollars in Thousands) Quarters Ending

3/31/03 6/30/03 9/30/03 12/31/03 3/31/04 6/30/04

Total Interest Income 3,611 3,915 3,903 3,878 3,781 3,848

Total Interest Expense 1,107 1,067 1,042 997 967 1,139

Net Int Income before Provision 2,504 2,848 2,861 2,881 2,814 2,709

Total Provisions for Loss 185 285 275 245 262 367

Net Int Income after Provision 2,319 2,563 2,586 2,636 2,552 2,342

Service Charges on Dep Accts 590 626 666 689 669 726

Income on Fiduciary Activities - - - - - -

Other Noninterest Income 100 84 104 105 80 735

Total Noninterest Income 690 710 770 794 749 1,461

-

Salaries & Benefits 1,197 1,239 1,254 1,651 1,233 1,198

Office Occupancy & Equipment 417 407 410 385 386 400

Amortization of Intangibles - - - - - -

Other Noninterest Expense 737 718 772 744 861 630

Total Noninterest Expense 2,351 2,364 2,436 2,780 2,480 2,228

Net Income Before Gain/Loss 658 909 920 650 821 1,575

Gain/Loss on Securities - 88 (86) 2 - -

Net Income Before Taxes 658 997 834 652 821 1,575

Income Taxes 311 412 314 111 317 570

Net Income $347 $585 $520 $541 $504 $1,005

Company Background

Financials—Ratios

American Horizons Bancorp, Inc.

(Dollars in Thousands) Quarters Ending

3/31/03 6/30/03 9/30/03 12/31/03 3/31/04 6/30/04

Balance Sheet Highlights

Total Assets 235,918 246,639 252,966 255,435 266,637 265,336

Total Loans 197,274 208,305 218,225 211,401 213,256 210,078

Total Deposits 195,325 194,885 195,586 196,144 197,282 195,859

Total Equity 18,914 19,432 20,195 20,674 21,227 22,021

Employees (FTE Basis) 111 124 112 115 111 115

Loans/Deposits (%) 101.0 106.9 111.6 107.8 108.1 107.3

Performance Measures

Net Income $347 $585 $520 $541 $504 $1,006

ROA (%) 0.61 0.96 0.83 0.86 0.80 1.53

ROE (%) 7.39 12.14 10.39 10.53 9.69 18.60

Net Interest Margin (%) 4.74 5.07 5.00 5.00 4.86 4.46

Capitalization

Total Equity/Total Assets (%) 8.02 7.88 7.98 8.09 7.96 8.30

Leverage Ratio (%) 10.33 9.97 9.98 10.17 10.34 10.29

Tier 1 Risk Based Ratio (%) 11.86 11.77 11.84 12.20 12.23 12.97

Risk Based Capital Ratio (%) 12.78 12.76 12.81 13.19 13.20 13.97

Dividend Payout Ratio (%) - - - - - -

Deposit Composition (% Deps)

Noninterest Bearing Deposits (%) 15.7 15.8 17.4 18.8 18.1 19.2

Asset Quality

NPAs*/Assets (%) 0.42 0.48 0.92 0.99 0.50 0.66

Reserves/Loans (%) 0.93 0.97 0.94 0.98 0.96 0.98

Net Charge-Offs/Avg Loans (%) 0.09 0.16 0.48 0.41 0.52 0.69

* NPAs include 90 Days Past Due

Merger Proposal

American Horizons

Merger Proposal

Deal Overview

0.3771 Shares Of IBKC Stock For Each AH Share

Equates To $21.49 Stock Value Per AH Share ($57.00 IBKC Price)

Plus Up To $1.6 Million Cash Potential ($0.73 Per AH Share)

Customary Walk-Away Provisions (6-Month, Mutual, MAC, etc.)

Insiders Sign Support And Affiliate Agreements

No Corporate Board Seats

AH Board Members Form Northeast Louisiana Advisory Board

Will Pratt Named Vice Chairman of Northeast Louisiana Advisory Board; Van Pardue Named Northeast Louisiana Market President

Lock-Up Fee Of $1 Million

Pricing Collars When IBKC Price Hits $59.02 And $56.00

Merger Proposal

Impact Of Pricing Collars

Exchange Ratio Stock Price Value Per AH Share Exchange Ratio IBKC Shares Issued Stock ($ Millions) Cash ($ Millions) Total ($ Millions)

Floating $60.00 $22.26 0.3709 803,863 $48.2 $1.6 $49.8

Floating 59.75 22.26 0.3725 807,226 $48.2 $1.6 $49.8

Floating 59.50 22.26 0.3741 810,618 $48.2 $1.6 $49.8

Floating 59.25 22.26 0.3756 814,038 $48.2 $1.6 $49.8

Fixed Exchange 59.02 22.26 0.3771 817,211 $48.2 $1.6 $49.8

Fixed Exchange 59.00 22.25 0.3771 817,211 $48.2 $1.6 $49.8

Fixed Exchange 58.75 22.15 0.3771 817,211 $48.0 $1.6 $49.6

Fixed Exchange 58.50 22.06 0.3771 817,211 $47.8 $1.6 $49.4

Fixed Exchange 58.25 21.97 0.3771 817,211 $47.6 $1.6 $49.2

Fixed Exchange 58.00 21.87 0.3771 817,211 $47.4 $1.6 $49.0

Fixed Exchange 57.75 21.78 0.3771 817,211 $47.2 $1.6 $48.8

Fixed Exchange 57.50 21.68 0.3771 817,211 $47.0 $1.6 $48.6

Fixed Exchange $57.00 $21.49 0.3771 817,211 $46.6 $1.6 $48.2

Fixed Exchange 57.25 21.59 0.3771 817,211 $46.8 $1.6 $48.4

Fixed Exchange 57.00 21.49 0.3771 817,211 $46.6 $1.6 $48.2

Fixed Exchange 56.75 21.40 0.3771 817,211 $46.4 $1.6 $48.0

Fixed Exchange 56.50 21.31 0.3771 817,211 $46.2 $1.6 $47.8

Fixed Exchange 56.25 21.21 0.3771 817,211 $46.0 $1.6 $47.6

Fixed Exchange 56.00 21.12 0.3771 817,211 $45.8 $1.6 $47.4

Floating 55.75 21.12 0.3788 820,875 $45.8 $1.6 $47.4

Floating 55.50 21.12 0.3805 824,573 $45.8 $1.6 $47.4

Floating 55.25 21.12 0.3822 828,304 $45.8 $1.6 $47.4

Floating 55.00 21.12 0.3840 832,069 $45.8 $1.6 $47.4

Fixed Exchange Ratio Within Collars (Fixed # of Shares)

Floating Exchange (Fixed Price) At $59.02 And $56.00

Merger Proposal

Significant Assumptions

We Estimate AH Will Earn Base Net Income Of Approximately $2.2MM In 2004 And $2.4MM In 2005

Anticipate Some Marginal Loan And Deposit Run-Off To Occur Within The First Year

35% Cost Savings in 2005 (Phased In) And 42% Cost Savings In 2006

One-Time Costs Of $900k (On The Books Of IBKC During 1Q 2005)

CDI Assumed To Be 5%; 7 Years, SYD Basis

All Stock Options Are Fully Exercised

Merger Proposal

Financial Implications

Drivers Of Financial Results:

Manage Credit Risk

Achieve Consolidation Savings

Manage Run-Off And Expand Relationships

Breakeven Impact On EPS In 2005

9% Accretive to BVS; 4% Dilutive To Tangible BVS

Approximately $30 MM Goodwill Created

Tier 1 Leverage Ratio Declines 26 Bps (Offset By TRP)

Internal Rate Of Return In “Mid-20% Range”

Merger Proposal

Strategic Implications

Good Stable Market – Enhances Diversification

Exceptional Distribution System Combination

Strong Retail And Business Banking Presence

Creates A Full Service Franchise

American Horizons Provides Market Leadership

Formation of Northeast Louisiana Advisory Board

Retail Shareholder Base In Northeast Louisiana

Excellent Merger Timing

Merger Proposal

Market Multiples

Reported Fully Converted

Market-To-Book Ratio 2.06 2.08

Market-To-Tang. Book 2.19 2.21

P/E - Trailing 12 Mos. 17.6 18.5

Deposit Premium 12.0% 12.8%

Core Deposit Premium 16.3% 17.4%

Pricing Multiples Assume Full Cash Payment

“Fully Converted” Figures Assume All Outstanding Stock Options Are Exercised

Current Proposal Is In Line With Current Market Multiples

Price to LTM EPS

30x 20x 10x 0x

20.9x 18.0x 18.2x 19.0x 21.3x 23.1x

1999 2000 2001 2002 2003 YTD

Price to Book Value

300% 250% 200% 150% 100% 50% 0%

218% 192% 173% 169% 206% 239%

1999 2000 2001 2002 2003 YTD

Merger Proposal

Summary Of Merger

Compelling Synergies

Solid #2 Market Share (Behind Bank One) With Excellent Distribution System

Excellent Returns For Shareholders Of Both Companies

Provides Diversity-Retail Shareholders

Creates Northeast Louisiana Advisory Board

We Can Manage Interest Rate And Credit Risk

Our View: Moderate Risk And Return Deal